August 4, 2005

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. - Room 3528 Washington, D.C. 20549 Attn: Christian Windsor, Esq.

Re:    REFCO INC.
Registration Statement on Form S-1
File No. 333-123969

Dear Mr. Windsor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:00 PM on August 10, 2005 or as soon thereafter as practicable.

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC
GOLDMAN, SACHS & CO.
BANC OF AMERICA SECURITIES LLC
DEUTSCHE BANK SECURITIES INC.
J.P. MORGAN SECURITIES INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
SANDLER O’NEILL & PARTNERS, L.P.
HSBC SECURITIES (USA) INC.
  As Representatives

By: Credit Suisse First Boston LLC

/s/ Joseph D. Fashano
Title:  Director

August 4, 2005
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.- Room 3528 Washington, D.C. 20549 Attn: Christian Windsor, Esq.

Re:    REFCO INC.
Registration Statement on Form S-1
File No. 333-123969

Dear Mr. Windsor:

The following information with respect to the distribution of the preliminary prospectus dated July 25, 2005 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of preliminary prospectuses dated July 25, 2005 as distributed between July 25, 2005 and August 4, 2005 is as follows:

No. of Copies dated July 25, 2005
To Prospective Underwriters	16,582
To Institutions	1108
To Individuals	800
To Statistical Services	10
Total	18,500

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC
GOLDMAN, SACHS & CO.
BANC OF AMERICA SECURITIES LLC
DEUTSCHE BANK SECURITIES INC.
J.P. MORGAN SECURITIES INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
SANDLER O’NEILL & PARTNERS, L.P.
HSBC SECURITIES (USA) INC.
  As Representatives

By: Credit Suisse First Boston LLC

/s/ Joseph D. Fashano
Title:  Director

August 4, 2005

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. - Room 3528 Washington, D.C. 20549 Attn: Christian Windsor, Esq.

Re:   REFCO INC.
Registration Statement on Form S-1
File No. 333-123969

Dear Mr. Windsor:

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-Hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC
GOLDMAN, SACHS & CO.
BANC OF AMERICA SECURITIES LLC
DEUTSCHE BANK SECURITIES INC.
J.P. MORGAN SECURITIES INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
SANDLER O’NEILL & PARTNERS, L.P.
HSBC SECURITIES (USA) INC.
  As Representatives

By: Credit Suisse First Boston LLC

/s/ Joseph D. Fashano
Title:  Director